BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

October 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:    David Lin

Re:	BGC Partners, Inc. — Registration Statement on Form S-3

(File No. 333-249567) (the “Registration Statement”)

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Partners, Inc. hereby requests acceleration of the effective date of the Registration Statement so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on October 28, 2020, or as soon as practicable thereafter.

Please contact Howard A. Kenny or Leland S. Benton of Morgan, Lewis & Bockius LLP at (212) 309-6843 or (202) 739-5091, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Kenny or Mr. Benton when this request for acceleration has been granted.

BGC PARTNERS, INC.

By: /s/ Stephen M. Merkel

      Name: Stephen M. Merkel

      Title:   Executive Vice President and General Counsel

cc:	Howard A. Kenny (Morgan, Lewis & Bockius LLP)

Leland S. Benton (Morgan, Lewis & Bockius LLP)